Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

KPMG LLP

1601 Market Street

Philadelphia, PA 19103-2499

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture as of December 31, 2004 and 2003, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2004 and 2003

(In thousands)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$71,636	42,058
Accounts receivable, net	31,907	25,844
Inventory, net	40,771	24,656
Other current assets	739	500

Total current assets	145,053	93,058

Property, plant, and equipment, net	30,190	26,278
Goodwill and other intangibles, net	2,181	2,094
Other assets	1,498	3,942

Total assets	$178,922	125,372

Liabilities and Partners’ Equity

Current liabilities:
Current installments of long-term debt	$50,000	50,000
Accounts payable	14,581	10,229
Accrued expenses	5,857	3,090
Taxes payable	959	827

Total current liabilities	71,397	64,146

Long-term liabilities:
Deferred income taxes	587	870
Other long-term liabilities	4,496	3,060

Total long-term liabilities	5,083	3,930

Total liabilities	76,480	68,076

Partners’ equity:
Contributed capital	22,638	22,638
Retained earnings	76,231	33,080
Accumulated other comprehensive income	3,573	1,578

Total partners’ equity	102,442	57,296

Total liabilities and partners’ equity	$178,922	125,372

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Net sales	$278,637	213,819	201,363
Cost of sales	(192,304)	(152,087)	(142,181)

Gross margin	86,333	61,732	59,182

Selling, general, and administrative expenses	(20,505)	(17,952)	(18,054)

	65,828	43,780	41,128

Other income, net	96	40	78
Interest expense, net	(444)	(862)	(1,060)

Income before income tax expense	65,480	42,958	40,146

Income tax expense	(2,329)	(1,217)	(917)

Net income	$63,151	41,741	39,229

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Equity

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	Contributed capital		Retained earnings	Accumulated other comprehensive income/(loss)	Total partners’ equity	Comprehensive income/(loss)
	Armstrong Ventures Inc.	Worthington Ventures Inc.
Balance, December 31, 2001	$12,925	9,713	19,110	(3,209)	38,539	—
Net income	—	—	39,229	—	39,229	39,229
Distributions	—	—	(35,000)	—	(35,000)	—
Additional minimum pension liability	—	—	—	(1,367)	(1,367)	(1,367)
Foreign currency translation adjustments	—	—	—	3,382	3,382	3,382

Balance, December 31, 2002	12,925	9,713	23,339	(1,194)	44,783	41,244

Net income	—	—	41,741	—	41,741	41,741
Distributions	—	—	(32,000)	—	(32,000)	—
Additional minimum pension liability	—	—	—	(233)	(233)	(233)
Foreign currency translation adjustments	—	—	—	3,005	3,005	3,005

Balance, December 31, 2003	12,925	9,713	33,080	1,578	57,296	44,513

Net income	—	—	63,151	—	63,151	63,151
Distributions	—	—	(20,000)	—	(20,000)	—
Additional minimum pension liability	—	—	—	(564)	(564)	(564)
Foreign currency translation adjustments	—	—	—	2,559	2,559	2,559

Balance, December 31, 2004	$12,925	9,713	76,231	3,573	102,442	65,146

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Cash flows from operating activities:
Net income	$63,151	41,741	39,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,177	5,244	5,046
Deferred income taxes	(171)	314	(417)
Change in accounts receivable	(5,335)	(3,284)	(306)
Change in inventory	(15,317)	5,057	(5,240)
Change in accounts payable and accrued expenses	5,841	(1,248)	1,339
Other	3,811	(3,487)	1,188

Net cash provided by operating activities	57,157	44,337	40,839

Cash flows from investing activities:
Purchases of property, plant, and equipment	(8,663)	(2,167)	(3,021)
Sale of property, plant, and equipment	23	30	6

Net cash used in investing activities	(8,640)	(2,137)	(3,015)

Cash flows from financing activities:
Change in short-term borrowings, net	—	—	(903)
Reduction of long-term debt	—	—	(841)
Distributions paid	(20,000)	(32,000)	(35,000)

Net cash used in financing activities	(20,000)	(32,000)	(36,744)

Effect of exchange rate changes on cash and cash equivalents	1,061	1,025	1,138

Net increase in cash and cash equivalents	29,578	11,225	2,218

Cash and cash equivalents at beginning of year	42,058	30,833	28,615

Cash and cash equivalents at end of year	$71,636	42,058	30,833

Supplemental disclosures:
Cash and cash equivalents paid for interest	$1,088	1,212	1,604
Cash and cash equivalents paid for income taxes	2,124	1,115	1,139

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(1)	Description of Business

Worthington Armstrong Venture (the Company or WAVE) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc., a subsidiary of Armstrong Holdings, Inc. and Worthington Ventures, Inc., a subsidiary of Worthington Industries, Inc. Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Worthington Armstrong Venture and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. Provision is made for estimated applicable discounts and losses. Sales with independent U.S. distributors of certain products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

(d)	Advertising Costs

The Company recognizes advertising expenses as they are incurred. Advertising expense was $837,000, $897,000, and $1,002,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $1,459,000, $1,080,000, and $1,354,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

(f)	Taxes

The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Deferred income taxes and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected be recovered or settled.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(g)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

(h)	Long-Lived Assets

Property, plant, and equipment are stated at acquisition cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 40 years; machinery and equipment, 5 to 12 years, and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

(i)	Goodwill and Other Intangibles

Effective January 1, 2002, WAVE adopted Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets (FAS 142), which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. FAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment. The impairment tests performed in 2004, 2003, and 2002 did not result in an impairment of the company’s goodwill.

(j)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in “other income, net” in the income statement.

(k)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $685,000 and $399,000 at December 31, 2004 and 2003, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(4)	Inventory

	2004	2003
	(In thousands)
Finished goods	$13,393	12,806
Goods in process	144	49
Raw materials	16,620	9,532
Supplies	3,391	3,004

	33,548	25,391

Inventory reserves and adjustment to actual cost	7,223	(735)

Total inventory, net	$40,771	24,656

The adjustment to actual cost represents the allocation of purchasing and production variances to inventory in order to record it at actual cost.

(5)	Property, Plant, and Equipment

	2004	2003
	(In thousands)
Land	$1,356	1,302
Buildings	13,202	9,140
Machinery and equipment	59,217	59,270
Construction in process	1,058	843

	74,833	70,555

Accumulated depreciation	(44,643)	(44,277)

Total property, plant, and equipment, net	$30,190	26,278

Depreciation expense was $5,115,000, $5,127,000, and $4,969,000 in 2004, 2003, and 2002, respectively.

(6)	Goodwill and Other Intangibles

Goodwill increased by $167,000, $322,000, and $252,000 during 2004, 2003, and 2002, respectively, due to foreign currency translation.

The following table details amounts related to intangible assets as of December 31, 2004 and 2003:

	2004	2003
	(In thousands)
Computer software and other	$982	1,038
Accumulated amortization	(921)	(897)

Intangible assets, net	$61	141

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

Computer software is amortized on a straight-line basis using useful lives of three to seven years. Amortization expense was $62,000, $93,000, and $77,000 in 2004, 2003, and 2002, respectively.

The expected annual amortization expense for intangible assets is as follows: $53,000 in 2005 and $8,000 in 2006.

(7)	Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

(8)	Debt

Outstanding debt and the related average interest rate at December 31, 2004 and 2003, are as follows:

	2004		2003
	(In thousands)
Long-term debt:
Floating rate bank loan, payable quarterly, principal due 2005	50,000	2.24%	50,000	2.12%
Less current installments	50,000	2.24%	50,000	2.12%

Long-term debt	$—	0.00%	—	0.00%

The floating rate bank loan agreement contains restrictive financial covenants regarding cash flow coverage ratios and leverage ratios. The Company was in compliance with these covenants as of December 31, 2004 and 2003. The loan was originally due on October 13, 2004, but was extended. The full amount of the loan is how due on September 30, 2005.

(9)	Pension Benefit Programs

The Company has a defined benefit pension plan for eligible hourly employees in its manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the company’s East coast operations, which eliminated the expected future years of service for participants in the plan (note 14). The curtailment event resulted in additional expense of the remaining unrecognized prior service cost of $937,000. The Company also contributes to the Worthington defined-contribution pension plan for all other eligible U.S. employees. Cost for this plan was $630,000, $387,000, and $497,000 for 2004, 2003, and 2002, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $154,000, $82,000, and $60,000 for 2004, 2003, and 2002, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

The following table summarizes the balance sheet amounts, as well as the benefit obligations, assets, funded status, and rate assumptions associated with the Company’s defined benefit plan. The defined benefit pension plan uses a December 31 measurement date.

	2004	2003
	(In thousands)
Benefit obligation at December 31	$8,896	8,051
Fair value of plan assets as of December 31	7,902	7,913

Funded status	(994)	(138)

Unrecognized prior service cost	—	1,062
Unrecognized net loss	2,295	1,731

Prepaid benefit cost	1,301	2,655

Accrued benefit liability, after recognition of additional minimum liability	(2,295)	(2,793)
Intangible asset	—	1,062
Accumulated other comprehensive income	2,295	1,731

Net amount recognized	$1,301	2,655

Benefit cost	$417	490
Curtailment cost	937	—
Employer contribution	—	2,902
Benefits paid	345	204

	2004	2003
Weighted average assumptions for year ended December 31:
Discount rate	6.00%	6.75%
Rate of compensation increase	N/A	N/A
Expected long-term rate of return on plan assets	8.00%	8.00%
Weighted average assumptions as of December 31:
Discount rate	5.75%	6.00%
Rate of compensation increase	N/A	N/A

The Company does not expect to contribute to our U.S. defined benefit pension plan in 2005.

Investment Policies

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. These two objectives are to be achieved through a balanced portfolio comprised of equities, fixed income, and cash investments.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The table below shows the asset allocation target and the December 31, 2004 and 2003 position:

		Position at December 31
	Target weight	2004	2003
Equity securities	65%	71%	48%
Fixed income securities	35%	26%	20%
Cash and equivalents	0%	3%	32%

Basis of Rate-of-Return Assumption

For 2004, the Company assumed a long-term rate of return of plan assets of 8%. In developing the 8% expected long-term rate of return assumption, the Company considered its historical compounded return and reviewed asset class return expectations and long-term inflation assumptions.

Future Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the table below.

Expected future payments for period ending December 31 :
2005	$345
2006	339
2007	332
2008	325
2009	317
2010-2014	1,494

(10)	Income Taxes

The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation and accrued expenses. In 2004, the provision for income tax expense (benefit) was $2,329,000 comprising $2,437,000 current and ($108,000) deferred. In 2003, the provision for income tax expense (benefit) was $1,217,000 comprising $1,531,000 current and $(314,000) deferred. In 2002, the provision for income tax expense (benefit) was $917,000 comprising $1,334,000 current and $(417,000) deferred.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense during 2004, 2003, and 2002 amounted to $2,756,000, $2,110,000, and $1,774,000, respectively. Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows (in thousands):

Year:
2005	$2,607
2006	2,227
2007	2,138
2008	1,778
2009	1,770
Thereafter	8,308

Total	$18,828

(12)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. In 2004, 2003, and 2002, the Company paid $11,765,000, $9,820,000, and $9,993,000 for these services, respectively. The Company also leases certain land and buildings from Armstrong and, accordingly, paid rent of $356,000, $385,000, and $330,000 in 2004, 2003, and 2002, respectively. No amounts were owed to Armstrong as of December 31, 2004, 2003, or 2002. Armstrong purchases some grid products from the Company, which is then resold along with Armstrong inventory to the customer. The total amount of sales to Armstrong was approximately $59,952,000, $50,975,000, and $41,168,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Worthington also provides certain administrative processing services to the Company and received $18,000, $17,000, and $16,000 as reimbursement in 2004, 2003, and 2002, respectively. The Company purchased $11,102,000, $6,904,000, and $7,685,000 of raw materials from Worthington and related companies in 2004, 2003, and 2002, respectively. The Company also leases certain land and buildings from Worthington, and accordingly, paid rent of $0 in 2004, $0 in 2003, and $449,000 in 2002. The Company paid Worthington $1,145,000, $850,000, and $682,000 for worker’s compensation, automobile and general liability insurance coverage in 2004, 2003, and 2002, respectively. The Company owed $2,022,000, $607,000, and $956,000 to Worthington as of December 31, 2004, 2003, and 2002, respectively.

On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. The Company was not part of this filing. Management does not expect this event to have an adverse effect on the Company’s financial condition, liquidity, or results of operations.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(13)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(14)	Plant Consolidation

The Company consolidated its East coast manufacturing operations from facilities located in Malvern, Pennsylvania, and Sparrow’s Point, Maryland, into one facility located in Aberdeen, Maryland. The consolidation began in May 2004 and was completed by December 2004. In connection with this, approximately 131 employees were provided severance benefits.

The total cost incurred as a result of the consolidation was $4.3 million. These costs have all been expensed in 2004 in the cost of goods sold line of the income statement. The table below contains the significant categories of costs and their impact on the company’s financial statements in 2004.

	Total amount expected
	(In thousands)
Consolidation expenses:
Severance and relocation	$1,877	1,877
Pension curtailment	937	937
Equipment relocation and miscellaneous	1,526	1,526

Total	$4,340	4,340

Liability related to severance and relocation (in thousands):

Balance, January 1, 2004	$—
Amount expensed	1,877
Amount paid or settled	(1,516)

Balance, December 31, 2004	$361